Exhibit 99.16

Black Mammoth Metals Samples up to 717 g/t Silver with 210 g/t Average at Amador, NV

BMM: TSX-V

VANCOUVER, BC, July 22, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to report assay results from the recently completed rock chip sampling program conducted at its Amador Silver property (“Amador” or the “Property”) situated in Lander County, Nevada and is located on the west side of the Toiyabe Range, approximately 7.3 km (4.54 miles) north of the historic silver mining town of Austin.

The silver mineralization is hosted in a quartz vein shear which appears to have been developed along a contact zone of Devonian sediments (Slaven Chert) with plutonic intrusive. Previous operators have reported 3-to-12-meter drill intervals of significant silver mineralization, which have not been followed up to date. Black Mammoth’s sampling program along the exposed quartz shear and from the nearby historic mining dumps consisted of 19 rock chip samples. A multi-element assay package was then used with the objective to confirm historical sample results and to assess the silver potential of the Property. As a result, the 19 rock samples had silver contents that averaged 210.3 g/t (6.76 oz/t), ranging from 1.7 g/t to 717 g/t (23.04 oz/t) (see Table 1 & Figure 1), accompanied by strong trace element contents with As up to 3350 ppm, as well as Sb (484 ppm) and Se (94.1 ppm) with most exposures near the historic mining locations and along the range-front (see Figures 2 & 3).

ID	Weight (kg)	Project	EASTING/UTM	NORTHING/UTM	Ag (g/t)	Type

AM-1	1.43	Amador	493064	4378943	259	Chip - Mining Dump

AM-2	1.2	Amador	493053	4378938	41.9	Chip - Mining Dump

AM-4	1.31	Amador	493218	4378734	27.7	Chip - Outcrop

AM-5	1.46	Amador	493218	4378738	11.4	Chip - Outcrop

AM-7	1.67	Amador	493206	4378735	263	Chip - Mining Dump

AM-8	1.2	Amador	493203	4378733	44.9	Chip - Mining Dump

AM-10	1.5	Amador	493279	4378551	350	Chip - Mining Dump

AM-10A	0.06	Amador	Projected Ag Value : 24 g/t		22.5	QA/QC

AM-12	1.69	Amador	493616	4378862	598	Chip - Mining Dump

AM-16	1.41	Amador	493174	4378856	1.73	Chip - Outcrop

AM-.17	1.66	Amador	493192	4379145	80.7	Chip - Outcrop

AM-18	1.64	Amador	493191	4379146	59.7	Chip - Outcrop

AM-19	1.26	Amador	493190	4379148	34.8	Chip - Outcrop

AM-20	1.48	Amador	493188	4379149	717	Chip - Outcrop

AM-20A	0.06	Amador	Projected Ag Value : 24 g/t		22.8	QA/QC

AM-21	1.62	Amador	493195	4379140	60.9	Chip - Outcrop

AM-27	2.12	Amador	493179	4379146	568	Chip - Mining Dump

AM-28	2.29	Amador	493171	4379150	51	Chip - Mining Dump

AM-29	1.52	Amador	493187	4379140	288	Chip - Mining Dump

AM-30	1.53	Amador	493172	4379136	30.1	Chip - Mining Dump

AM-30A	0.79	Amador	Projacted Ag Value : <0.1 g/t		0.7	QA/QC

AM-31	1.34	Amador	493176	4379147	508	Chip - Mining Dump

Table 1 – Amador 2025 rock chip sampling results. ALS Chemex laboratory ME-MS41, sample locations are in NAD83 / UTM zone 11N. (CNW Group/Black Mammoth Metals Corp)

Figure 1 – Interpreted mineralized trends and locations of the recently collected rock samples from exposed quartz vein shear only, others from surrounding rock are not shown. (CNW Group/Black Mammoth Metals Corp)

Figure 2 – Adit #1 quartz vein shear with high-grade silver samples. (CNW Group/Black Mammoth Metals Corp)

Based on the results of the new rock samples, estimated thickness and strike-length of the quartz vein shear, the Company is encouraged to continue with further exploration. Since additional silver mineralization is suspected to continue down-dip under cover to the east and can potentially be down dropped along the range-front fault in the west, the Company intends to conduct an induced polarization survey to determine the best locations for a first phase drilling program.

Acquisition Terms (in USD) and Claims Staking:

Black Mammoth optioned 5 federal mining claims covering the key ground at Amador (the “Option”) from a private vendor in March 2024 by making an aggregate of $25,000 in cash payments (paid). These claims were considered a non-core asset, and they are now 100% owned by Black Mammoth. The Company has since staked additional claims at Amador with its’ claims position now totaling approximately 172 hectares (425 acres). The Amador claims are administered by the Bureau of Land Management and the US Forestry Service.

There are no royalties, work commitment amounts, finder’s fees or share compensation in connection with the Option.

The Company continues to acquire non-core exploration interests in the western US, by purchase and by staking.

Figure 3 – High-grade silver sample from adit #1 mining dump. (CNW Group/Black Mammoth Metals Corp)

About Black Mammoth Metals Corporation:

In the past 18 months, Black Mammoth Metals has acquired 100% interest in:

•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to 18 months ago).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Quality Assurance/Quality Control:

All sampling is conducted under the supervision of the Company’s project geologists and the samples are taken to the ALS Laboratory (ALS) in Reno or Elko, Nevada for preparation and analysis.

The ALS PREP-31 package was utilized for sample preparation. In this package, each sample is crushed to better than 70%, passing 2mm, then a 250-gram riffle split is then taken. This split is pulverized to a target of 85% passing 75 microns; and a 30-gram portion of this pulverized split is digested by Four Acids. A 41-element suite is run on the sample using the ALS ME-MS 41 multielement package. This method utilizes Aqua regia digestion followed by low detection ICP-MS (Induced Coupled Plasma) finish. Overlimit silver samples were processed using ALS’ OG46 Aqua Regia digestion followed by ICP-AES analysis. ALS Laboratories have ISO 9001 and 17025 accreditations. Black Mammoth Metals Corp’s QA/QC program includes regular insertion of CRM standards, duplicates and blanks into the sample stream with a stringent review of all results. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information

(collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

☐ View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/July2025/22/c5377.html

%SEDAR: 00022389E

For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:15e 22-JUL-25